SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SECI

18005349

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2018	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 69996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/31/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpha Trading L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 West California Ave, Suite 220
(No. and Street)

Sunnyvale (City) California (State) 94086 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Silverman (405) 990-1940
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank, Rimerman + Co. LLP
(Name – *if individual, state last, first, middle name*)

60 South Market Street, Suite 500 (Address) San Jose (City) California (State) 95113 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Silverman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpha Trading L.P., for the period May 31, 2017 through December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEONG M. LEE
Notary Public - California
Santa Clara County
Commission # 2220180
My Comm. Expires Oct 29, 2021

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alpha Trading L.P.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2017

Alpha Trading L.P.

CONTENTS

Frank, Rimerman + Co. LLP

To the Partners
Alpha Trading, L.P.
Sunnyvale, California

Certified
Public
Accountants

Palo Alto
San Francisco
San Jose
St. Helena
New York

REPORT OF INDEPENDENT REGISTERED PUTBLIC ACCOUNTING FIRM

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpha Trading L.P. (a Delaware limited partnership) (the Partnership) as of December 31, 2017, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since August 11, 2017.

Frank, Rimerman & Co. LLP

San Jose, California
February 27, 2018

Alpha Trading L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017		
ASSETS		
Cash	$	1,609,490
Due from clearing broker		5,959,510
Rebates receivables		10,104
Prepaid expenses and other assets		36,374
Total assets	$	7,615,478
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	315,742
Due to related parties		317,568
Trading payables		6,720
Total liabilities		640,030
Partners' capital		6,975,448
Total liabilities and partners' capital	$	7,615,478

See accompanying notes to financial statements

1. Nature of Business, Business Risk Factors and Management's Plans Regarding Future Operations

Alpha Trading L.P. (the "Partnership") is a limited partnership organized under the laws of the state of Delaware on May 31, 2017 (inception). The Partnership is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and its designated examining authority is the Chicago Stock Exchange ("CHX"). The Partnership was formed for the purpose of engaging in proprietary investment, trading and market making and trades exclusively with other brokers and dealers on securities exchanges and other regulated markets. The Partnership's headquarters and principal place of business is in Sunnyvale, California. The Partnership commenced its trading operations in October 2017.

In October 2017, the Partnership registered with the BATS Exchange and began operating as a market maker. Further, the Partnership began clearing its trading activities through ABN AMRO Clearing Chicago, LLC ("AACC"). The Partnership has entered into a joint back office ("JBO") with AACC and filed a Notice Pursuant to SEC Rule 15c3-1(a)(6). The Partnership is now operating as a registered market maker and has a minimum net capital requirement of $100,000. The Partnership makes markets in approximately 18 securities.

The Partnership is subject to those risks common in the technology and financial services industries, including, but not limited to, the possibility of not being able to successfully develop or commercialize its products, technological obsolescence, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed. The Partnership may incur trading losses related to the purchase or sale of securities products. From time to time, the Partnership may have large positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions could impact the Partnership's financial results. The Partnership may also be subject to consequences of capital market regulation.

The Partnership has incurred losses from operations since inception and has relied on partners' capital contributions to fund its operations. At December 31, 2017, the Partnership has partners' capital of $6,975,448. Management believes the Partnership will be able to increase revenues and manage expenditures to support operations and has sufficient resources to sustain operations through at least March 1, 2019.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Partnership's sources of revenue consist of exchange rebates, plus/minus trading gains/losses. The Partnership recognizes the rebates and trading realized and unrealized gains or losses on a trade date basis, all of which are reflected in revenues. The Partnership trades on a proprietary basis only. Due to its trading strategy, the Partnership earns de minimis amounts of dividends.

Partners' Capital and Allocation of Income or Loss

The Partnership is owned 100% by the Limited Partner. The Limited Partners' liability for the Partnership debts and obligations shall be limited to its capital contributions and all profits and income thereon, whether or not previously paid to them. Save to that extent, the General Partner shall be liable for the Partnership's debts and obligations.

2. Summary of Significant Accounting Policies (continued)

Profits and losses of the Partnership attributable to investments of the Partnership shall be allocated to the Limited Partner.

Income Taxes

The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the partners for federal and state income tax purposes. Accordingly, the Partnership has not provided for federal and state income taxes.

At December 31, 2017, management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. For the year ended December 31, 2017, the Partnership incurred approximately $800 in State of California Franchise fees.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Rebates Receivables

The Partnership clears all of its proprietary transactions through ABN AMRO Clearing Chicago LLC (the "Clearing Broker") on a fully disclosed basis.

Rebates receivable amounts are due from exchanges with which the Partnership transacts for its proprietary securities trading. Such receivables are deemed to be fully collectible. Floor brokerage, exchange and clearing fees recorded as trading operations expense represents fees incurred in relation to the Partnership's proprietary securities trading.

The amounts receivable from the clearing broker relate to the aforementioned transactions. The Partnership has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

4. Net Capital Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Partnership's net capital was $6,928,971 which was $6,828,971 in excess of its minimum requirement of $100,000.

5. Joint Back Office Arrangement

The Partnership has a joint back office ("JBO") arrangement with its Clearing Broker. The Partnership notified CHX of the JBO arrangement and the Partnership maintains an ownership interest in the clearing broker pursuant to Regulation T of the Federal Reserve Board, Section 220.7. The Partnership maintains a minimum liquidating equity of $1,000,000 in the JBO arrangement.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

6. Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve the execution, settlement, and financing of various transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. The Clearing Broker also provides the Partnership with portfolio financing. Such financing is essential for the Partnership to meet its proprietary trading objective.

The Partnership maintains some of its cash balances in various financial institutions. Some of these balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Securities Exchange Commission Rule 15c3-3

The Partnership is not technically exempt from Securities Exchange Commission Rule 15c3-3. However, because the Partnership is a proprietary trading firm only, the Partnership has no clients and does not hold client accounts. Therefore, the Partnership does not maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

8. Related Party Transactions

Pursuant to a Lease and Support Agreement, in effect as of October 16, 2017, entered into between the Partnership and an affiliated entity, the Partnership leases certain products and receives certain services from such affiliate, in consideration for a fee in an annual amount of $474,000 (for the first year of the agreement), payable on a quarterly basis ("the Total Consideration"). The Partnership incurred $78,734 in fees in connection to the Lease and Support Agreement. The Partnership owes the affiliated party $10,334 at December 31, 2017.

Pursuant to a Services Agreement, in effect as of October 16, 2017, entered into between the Partnership and its general partner, the Partnership receives certain services from such entity, in consideration for an amount equal to all costs and expenses incurred by such entity in connection with the provision of the services to the Partnership plus an amount constituting 5% of such costs, as fully detailed therein. The Partnership incurred $881,812 in fees in connection to the Services Agreement. The Partnership owes the general partner $307,234 at December 31, 2017.

9. Subsequent events

These financial statements were approved by management and available for issuance on February 27, 2018. Subsequent events have been evaluated through this date.